Exhibit A

					Date		CPE
		Program Sponsor	No.	Program Title or Description	Completed	Location	Hours
1	AICPA	AICPA	000648	SEC Reproting	8/22/2007	NY	22
2	LOGOT	Liss, Okun, Goldstein, Okun and Tancer CPA	001768	Lacerte Tax Update	2/19/2007	NY	1
3	AICPA	AICPA	000648	ERM, A Look at COSO's New Framework	8/23/2007	NY	1
4	AICPA	AICPA	000648	Foreign Taxes: Foreign Operations	8/22/2007	NY	1
5	AICPA	AICPA	000648	Ethics: Incisive Lasers Corp - You are the outside Counselor	8/22/2007	NY	1
6	AICPA	AICPA	000648	Advanced Planning for S Corp: Distributions	8/20/2007	NY	1
7	AICPA	AICPA	000648	Advanced Planning for S Corp: Compensation	8/20/2007	NY	1
8	AICPA	AICPA	000648	2007 Annual update-A&A: Issues for Audits of Public Entities on the Horizon	8/19/2007	NY	2
9	AICPA	AICPA	000648	2007 Qrtly Update-A&A (Spr): SAS 114, SFAS 159, Proposed Fin 48-a, IFAC Ethics	8/17/2007	NY	2
10	AICPA	AICPA	000648	2007 Qrtly Update-A&A (Wntr): PCAOB Proposed Standards, SEC Development, SFAS 133 Amendment ED	8/14/2007	NY	1
11	AICPA	AICPA	000648	2007 Annual update-A&A: Recent FASB Standards	8/14/2007	NY	1
12	AICPA	AICPA	000648	SEC Reporting: Registration Statements for IPO	8/10/2007	NY	1
13	AICPA	AICPA	000648	Ethics: Superlative Software Corp - You are the CFO	6/2/2007	NY	1
14	AICPA	AICPA	000648	Internal Controls: Internal Control for Smaller Entities	8/24/2007	NY	1
15	AICPA	AICPA	000648	Internal Controls: The Control Environment - An In-Depth Review	8/27/2007	NY	1
16	AICPA	AICPA	000648	Internal Controls: Documentation - Guidance and Tools	8/27/2007	NY	1
17	AICPA	AICPA	000648	Internal Controls: Risk Assessment and Fraud - An In-Depth Review	8/27/2007	NY	1
18	AICPA	AICPA	000648
13	AICPA	AICPA	000648			NY
							40

		Program			Date		CPE
	Field	Sponsor	No.	Program Title or Description	Completed	Location	Hours
1	Taxes	CPE World	001899	Tax Savvy for small business	8/25/2008	NY	10
2	Accounting	CPE World	001899	Sarbanes-Oxley Section 404	8/26/2008	NY	20
3	Taxes	AICPA	000648	S Corp: How and Why the Election	5/26/2008	NY	1
4	Accounting	AICPA	000648	OCBOA Financial statement presentation and disclosure and accountant's report	5/21/2008	NY	2
5	Accounting	AICPA	000648	2008 Annual Update-AA Various Recent FASB standards	8/27/2008	NY	3
6	Accounting	AICPA	000648	2008 Update: SEC Guidance	8/27/2008	NY	2
7	Ethic	AICPA	000648	Ethics: You are the corporate controller	8/28/2008	NY	1
8	Ethic	AICPA	000648	In a CPA's professionlism We must trust	8/28/2008	NY	1
							40

		Program			Date		CPE
	Field	Sponsor	No.	Program Title or Description	Completed	Location	Hours
1	Accounting	AICPA	000648	2008 Public Company Update: SEC Guidance	2/9/2009		2
2	Accounting	AICPA	000648	Consolidations and Business Combinations: Applying the Acquisition Method	4/20/2009		1
3	Taxation	CCH		ATX 2008 Update Webinar	12/18/2008		2
4	Specialized	CCH		ATX 2008 Update Webinar	12/18/2008		1
5	Accounting	AICPA	000648	2009 Annual A&A update Recent FASB Pronouncements	8/20/2009		3
6	Auditing	AICPA	000648	Applying Risk Assessment Standards: Understanding the Entity and Its Environment	8/21/2009		3
7	Taxation	AICPA	000648	2009 Economic Stimulus Act: Business and Miscellaneous Changes, and Future Legislation	8/21/2009		2
8	Accounting	AICPA	000648	2009 Public Company Update: SEC Guidance	8/22/2009		2
9	Taxation	AICPA	000648	2008 Federal Tax Update: IRS Compliance Matters	8/22/2009		3
10	Accounting	AICPA	000648	2009 Public Company Update: SEC Final and Proposed Rules and Other Initiatives in 2008	8/24/2009		2
11	Taxation	AICPA	000648	2008 Federal Tax Update: Accounting Periods and Methods	8/23/2009		3
12	Taxation	AICPA	000648	2008 Federal Tax Update: Deductions	8/23/2009		2
13	Taxation	AICPA	000648	2009 Qrtly Update-Tax-#1 (Summer): Recovery Act of 2008; IRS Guidance & Updates	8/24/2009		1
14	Taxation	AICPA	000648	2009 Qrtly Update-Tax-#2 (Summer): Recovery Act of 2009; IRS Guidance & Updates	8/24/2009		1
15	Taxation	AICPA	000648	2009 Qrtly Update-Tax-#3 (Summer): Year-end Planning Reminders; IRS Guidance & Updates	8/24/2009		1
16	Accounting	AICPA	000648	SFAS No. 109 - Accounting Procedures and a Worksheet Approach to Meet Requirements	8/25/2009		2
17	Taxation	AICPA	000648	International Taxation: Foreign Branches and Affiliated Companies	8/25/2009		1
18	Taxation	AICPA	000648	2009 Federal Tax Update: Income	12/20/2009		3
19	Finance	AICPA	000648	Advanced Controller Skills: Improving Leadership and Coaching Effectiveness	12/21/2009		1
20	Taxation	AICPA	000648	2009 Federal Tax Update: Filing Matters plus S Corporations and Shareholders	12/29/2009		1
21	Taxation	AICPA	000648	2009 Federal Tax Update: Individual Credits	12/30/2009		2
22	Taxation	AICPA	000648	2010 Federal Tax Update: C Corporations and Shareholders	12/31/2009		2

							41

		Program			Date		CPE
	Field	Sponsor	No.	Program Title or Description	Completed	Location	Hours
1	Accounting	CPE World Inc	001899	2010 International Financial Reporting Standards - Interpretations and Applications	12/27/2010		40

							40

		Program			Date		CPE
	Field	Sponsor	No.	Program Title or Description	Completed	Location	Hours
	Specialized
1	Knowledge	Caseware	104185	CaseWare Working Papers 2011: Sneak Peek Feature Tour	6/9/2011	GotoWebinar.com (CTEC) Internet	1
2	Taxation	Tax talk today	107201	Family Filing – Do’s and Don’ts	6/14/2011	Course (CTEC) Internet	2
3	Taxation	Tax talk today	107201	Small Business Filings – Expenses, Credits & Recordkeeping	12/12/2001	Course (CTEC) Internet	2
4	Taxation	Tax talk today	107201	In Debt? Owe the IRS? - How to Advise Clients	12/13/2011	Course	2
5	Accounting	PES	001043	Annual Accounting and Auditing Update and Review	12/26/2011	Home	12
6	Auditing	PES	001043	Annual Accounting and Auditing Update and Review SAS No. 115: 'Internal Control and the Context' and 'Identifying	12/26/2011	Home	12
7	Auditing	AICPA	000648	Deficiencies in Internal Control' Internal Controls: The Auditing Standards Board, Definitions, and	12/27/2011	Home	1
8	Auditing	AICPA	000648	Concepts 2011 Federal Tax Update: Credits, Accounting Methods & Periods,	12/27/2011	Home	2
9	Taxation	AICPA	000648	Retirement Plans, & Fringe Benefits	12/29/2011	Home	2
10	Ethics	PES	001043	Ethics and professional conduct for New York CPAs- Tax Ethics	12/30/2011	Home	4

							40